UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14F-1
INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER
XPAC ACQUISITION CORP.
(Name of Registrant)
Cayman Islands	001-40686	N/A
(State of Incorporation)	(Commission File No.)	(IRS Employer Identification No.)
55 West 46th Street, 30th Floor
New York, NY 10036
(Address of Principal Executive Offices)
(646) 664-0501
(Registrant’s Telephone Number)
Approximate Date of Mailing: July 10, 2023

XPAC ACQUISITION CORP.
55 West 46th Street, 30th Floor
New York, NY 10036
Telephone: (646) 664-0501
INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND
RULE 14F-1 THEREUNDER
NOTICE OF PROPOSED CHANGE IN THE
MAJORITY OF THE BOARD OF DIRECTORS
July 10, 2023

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER AND NOT IN CONNECTION WITH ANY VOTE OF THE SHAREHOLDERS OF XPAC ACQUISITION CORP.
WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT REQUIRED TO SEND A PROXY OR TAKE ANY ACTION.

INTRODUCTION
The information contained in this information statement (this “Information Statement”) is being furnished to all holders of record of Ordinary Shares (as defined below) of XPAC Acquisition Corp. (the “Company”) at the close of business on June 29, 2023 in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”), and Rule 14f-1 under the Exchange Act. In this Information Statement, references to “we,” “us” and “our” refer to the Company. If the transactions contemplated by the Purchase and Sponsor Handover Agreement (as defined below) are consummated, the name of the Company will be changed to Zalatoris II Acquisition Corp.
No action is required by the shareholders of the Company in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to our shareholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs, otherwise than at a meeting of our shareholders. Accordingly, the change in a majority of our directors that would occur upon consummation of the transactions contemplated by the terms of the Purchase and Sponsor Handover Agreement will not occur until at least 10 days following the mailing of this Information Statement or, if later, the consummation of the transactions contemplated by the Purchase and Sponsor Handover Agreement. If the transactions contemplated by the Purchase and Sponsor Handover Agreement are not consummated, the changes in the directors and officers of the Company described in this Information Statement will not occur.
This Information Statement will be mailed to our shareholders of record on or about July 10, 2023.
IMPORTANT NOTICE:   The Company has, on the date of this Information Statement, filed a definitive proxy statement (the “Proxy Statement”) with the Securities and Exchange Commission (the “SEC”) relating to certain proposals to be submitted to the Company’s shareholders at an extraordinary general meeting of shareholders to be held on July 27, 2023, at 9.30 a.m., Eastern Time (the “EGM”). The Proxy Statement will be mailed to our shareholders of record on or about July 10, 2023. The Proxy Statement relates to the EGM and the Company is soliciting proxies for votes of the shareholders of the Company in connection with the EGM and the Company’s shareholders are urged to read the Proxy Statement to obtain more information on the proxy solicitation and the action that the Company’s shareholders are being requested to take pursuant to the Proxy Statement.

Please read this Information Statement carefully. It describes the terms of the Purchase and Sponsor Handover Agreement and contains certain biographical and other information concerning our executive officers and directors after consummation of the transactions contemplated by the Purchase and Sponsor Handover Agreement. All of our filings and exhibits thereto, may be inspected without charge on the SEC’s website at www.sec.gov.
NO VOTE OR OTHER ACTION BY THE COMPANY’S SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.
Purchase and Sponsor Handover Agreement
On July 10, 2023, J. Streicher Holdings, LLC (the “New Sponsor”), the Company and XPAC Sponsor LLC (the “Sponsor”) entered into a purchase and sponsor handover agreement (the “Purchase and Sponsor Handover Agreement”). Pursuant to the Purchase and Sponsor Handover Agreement, subject to satisfaction of certain conditions, (i) the Sponsor agreed to sell, and the New Sponsor agreed to purchase, 4,400,283 Class B Ordinary Shares (as defined below) and 4,261,485 Private Placement Warrants (as defined below) to acquire 4,261,485 Class A Ordinary Shares (as defined below) held by the Sponsor, for a total purchase price of $250,000, and (ii) the New Sponsor agreed to become the Sponsor of the Company. The New Sponsor has also agreed to reimburse the Sponsor for $25,000 of legal fees and other expenses incurred by the Sponsor in connection with the transactions contemplated by the Purchase and Sponsor Handover Agreement. A copy of the Purchase and Sponsor Handover Agreement has been filed as an exhibit to the Current Report on Form 8-K filed by the Company on July 10, 2023.
As a condition to consummation of the transactions contemplated by the Purchase and Sponsor Handover Agreement, new members of the board of directors of the Company (the “Board of Directors”) and a new management team for the Company would be appointed by the existing Board and the existing Board members and the existing management team would resign (the “Director and Management Handover”), which would be effective on the Director and Officer Handover Date (as defined below).
Pursuant to the terms of the Purchase and Sponsor Handover Agreement, the New Sponsor agreed, among other things, to (i) join as a party to the letter agreement, dated July 29, 2021, by and among the Sponsor, the officers and directors of the Company and the Company (the “Letter Agreement”), (ii) at its own cost and expense to (a) extend the term of the existing directors’ and officers’ liability insurance policy for the coverage period ending no earlier than August 15, 2024, and (b) prior to an initial business combination, obtain commercially reasonable run-off or “tail” directors’ and officers’ liability insurance policy coverage, including for the benefit of the Sponsor and the directors and officers of the Company that are party to the Letter Agreement, (iii) indemnify and hold harmless the Sponsor on terms that are the same as the indemnity agreements entered into between the Company and the indemnitees in connection with the initial public offering of the Company (the “IPO”), and, if requested by the Sponsor or any other indemnitee, the Company and the New Sponsor shall assume the defense of any relevant claims or proceedings, and (iv) procure that, in connection with an initial business combination entered into by the Company, the Sponsor and the independent directors of the Company (as of the date of this Information Statement) shall have the benefit of demand, piggyback and shelf registration rights with respect to any securities of the Company(or any successor company following an initial business combination) that are owned by the Sponsor or such independent directors on terms that are at least equal to those granted to the New Sponsor or any PIPE investors in connection with such initial business combination. In addition, pursuant to the terms of the Purchase and Sponsor Handover Agreement, (i) each of the parties thereto agreed, among other things, that the provisions of each of the indemnity agreements dated July 29, 2021 entered into between the Company and each of the directors and officers of the Company shall remain in full force and effect notwithstanding any resignation of the directors and officers of the Company, and (ii) the Company and the New Sponsor agreed to release the directors and officers of the Company (as of the date of this Information Statement) and the Sponsor from any and all claims relating to the Company that accrued or may have accrued prior to consummation of the transactions contemplated by the Purchase and Sponsor Handover Agreement.
The Purchase and Sponsor Handover Agreement provides that consummation of the transactions contemplated by the Purchase and Sponsor Handover Agreement is conditional on, among other things, (i) approval of the Extension Amendment Proposal, the Name Change Amendment Proposal and the Letter

Agreement Amendment Proposal (each as defined and described in the Proxy Statement), (ii) the New Sponsor joining as a party to the Letter Agreement, (iii) the Director and Management Handover, and (iv) the New Sponsor, at its own cost and expense, having extended the term of the existing directors’ and officers’ liability insurance policy for the coverage period ending no earlier than August 15, 2024. There can be no assurance that the conditions to the transactions contemplated by the Purchase and Sponsor Handover Agreement will be satisfied or that such transactions will be consummated.
Based on 21,961,131 Class A Ordinary Shares and 5,490,283 Class B Ordinary Shares outstanding on the date of this Information Statement (which does not take into account any Class A Ordinary Shares that are redeemed in connection with the redemption of Class A Ordinary Shares in connection with the EGM), immediately following consummation of the transactions contemplated by the Purchase and Sponsor Handover Agreement, the New Sponsor will own 80.1% of the outstanding Class B Ordinary Shares, and 16.0% of the outstanding Ordinary Shares (not including the Class A Ordinary Shares issuable upon exercise of the Private Placement Warrants that will be owned by the New Sponsor).
Immediately following consummation of the transactions contemplated by the Purchase and Sponsor Handover Agreement, the Sponsor will own 1,000,000 Class B Ordinary Shares and the three independent directors of the Company (as of the date of this Information Statement) will own 30,000 Class B Ordinary Shares. Based on 21,961,131 Class A Ordinary Shares and 5,490,283 Class B Ordinary Shares outstanding on the date of this Information Statement (which does not take into account any Public Shares that are redeemed in connection with the redemption of Class A Ordinary Shares in connection with the EGM), immediately following consummation of the transactions contemplated by the Purchase and Sponsor Handover Agreement, the Sponsor and the three independent directors of the Company (as of the date of this Information Statement) will own 19.9% of the outstanding Class B Ordinary Shares, and 4.0% of the outstanding Ordinary Shares.
There is no family relationship or other relationship between the Company and the New Sponsor.
In connection with the consummation of the transactions contemplated by the Purchase and Sponsor Handover Agreement, among other things, new members of the Board of Directors and a new management team (comprising Paul Davis, Llewelyn Farquarhson, Adeel Rouf, Demetris Demitriou and Vik Mittal (the “Designees”)) for the Company would be appointed by the existing Board of Directors and the existing members of the Board of Directors and the existing management team (comprising Chu Chiu Kong, Guilherme Teixeira, Fabio Kann, Marcos Peixoto, Denis Pedreira, Ana Cabral-Gardner, and Camilo Tedde) would resign, which would be effective on the later to occur of (a) 10 days after the mailing of this Information Statement to the holders of record of our Ordinary Shares, and (b) consummation of the transactions contemplated by the Purchase and Sponsor Handover Agreement (the later to occur of (a) and (b), the “Director and Officer Handover Date”).
As a result of the foregoing, on the Director and Officer Handover Date, all of the current officers and directors of the Company will be replaced by newly appointed officers and directors, and the Designees will then constitute the entire Board of Directors. Please read this information statement carefully. It contains certain biographical and other information concerning the current and new officers and directors.
All information in relation to the New Sponsor and the Designees included in this Information Statement is included therein in reliance on representations made to the Company by the New Sponsor.
THE CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS DISCLOSED IN THIS SCHEDULE 14f-1 FILING WILL RESULT IN A CHANGE IN A MAJORITY OF THE DIRECTORS OF THE COMPANY.

CHANGE IN BOARD MEMBERS AND EXECUTIVE OFFICERS
The current directors and officers of the Company are as described below under “Directors and Executive Officers — Current Directors and Executive Officers”. The Designees, as described under Directors and Executive Officers — Appointments to the Board of Directors as part of the Transactions Contemplated by the Purchase and Sponsor Handover Agreement”, will replace the current directors and officers of the Company. This change is expected to occur on the Director and Officer Handover Date.

To the Company’s knowledge, based on representations from the New Sponsor, during the past 10 years, none of the Designees have been:
•
the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; or

•
convicted in a criminal proceeding or is subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law.

VOTING SECURITIES
As of the date of this Information Statement, the authorized share capital of the Company is $22,100, divided into (i) 200,000,000 Class A Ordinary Shares of a par value of $0.0001 each (the “Class A Ordinary Shares”), (ii) 20,000,000 Class B Ordinary Shares of a par value of $0.0001 each (the “Class B Ordinary Shares”) and (iii) 1,000,000 preference shares of a par value of $0.0001 each. As used herein, “Ordinary Shares” means Class A Ordinary Shares and Class B Ordinary Shares.
As of the date of this Information Statement, there are (i) 21,961,131 Class A Ordinary Shares outstanding, and (ii) 5,490,283 Class B Ordinary Shares outstanding. As of the date of this Information Statement, there are 4,261,485 private placement warrants outstanding (exercisable, in certain circumstances, for one Class A Ordinary Share at a price of $11.50 per share, subject to adjustment) (the “Private Placement Warrants”) (all of which are held by the Sponsor) and 7,320,377 public warrants outstanding (which were issued as part of the units sold in the IPO).
The amended and restated memorandum and articles of association of the Company as in effect on the date of this Information Statement provide that holders of record of our Class A Ordinary Shares and holders of record of our Class B Ordinary Shares are entitled to one vote for each share held on all matters to be voted on by shareholders and vote together as a single class, except as required by law; provided, that, prior to our initial business combination, holders of record of our Class B Ordinary Shares will have the right to appoint all of our directors and remove members of the board of directors for any reason, and holders of record our Class A Ordinary Shares will not be entitled to vote on the appointment of directors during such time.
There is no cumulative voting with respect to the appointment of directors, with the result that the holders of more than 50% of our ordinary shares voted for the appointment of directors can appoint all of the directors.
Our Class B Ordinary Shares will automatically convert into Class A Ordinary Shares at the time of our initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment for share sub-divisions, share dividends, rights issuances, consolidations, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional Class A ordinary shares, or equity-linked securities, are issued or deemed issued in excess of the amounts issued in the IPO and related to the closing of our initial business combination, the ratio at which our Class B Ordinary Shares will convert into Class A Ordinary Shares will be adjusted (unless the holders of a majority of the issued and outstanding Class B Ordinary Shares agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of Class A Ordinary Shares issuable upon conversion of all Class B Ordinary Shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of all ordinary shares issued and outstanding upon the completion of the IPO plus all Class A Ordinary Shares and equity-linked securities issued or deemed issued in connection with our initial business combination, excluding any shares or equity-linked securities issued, or to be issued, to any seller in our initial business combination. The term “equity-linked securities” refers to any debt or equity securities that are convertible, exercisable or exchangeable for our Class A Ordinary Shares issued in a financing transaction in connection with our initial business combination, including but not limited to a private placement of equity or debt.

Our Class B Ordinary Shares shall automatically convert into Class A Ordinary Shares on a one-for-one basis, subject to adjustments: (a) at any time and from time to time at the option of the holders thereof, and (b) automatically on the day of the consummation of an initial business combination of the Company. The rights attaching to our Class A Ordinary Shares and our Class B Ordinary Shares shall rank pari passu in all respects, and our Class A Ordinary Shares and Class B Ordinary Shares shall vote together as a single class on all matters with the exception that the holder of a Class B Ordinary Shares shall have the conversion rights referred to above.

DIRECTORS AND EXECUTIVE OFFICERS
Current Directors and Executive Officers
Set forth below are the current directors and executive officers of the Company as of the date of this Information Statement:
Name	Age	Title
Chu Chiu Kong	67	Chief Executive Officer, Chairman
Guilherme Teixeira	38	Chief Investment Officer
Fabio Kann	35	Chief Financial Officer
Marcos Peixoto	42	Director
Denis Pedreira	46	Independent Director
Ana Cabral-Gardner	53	Independent Director
Camilo Tedde	59	Independent Director
Chu Chiu Kong, Chief Executive Officer and Chairman
Mr. Kong is based in Brazil and has over 40 years of operational and investment experience in the country. During the last 25 years, he has led the operations of three private equity funds and executed several iconic transactions, including the investments in and successful exits of OdontoPrev S.A. (B3: ODPV3) (dentalcare insurance), Stone Co. (NASDAQ: STNE) (financial services) and XP Inc. (NASDAQ: XP) (financial services). Mr. Kong is currently a partner of XP Inc. and the head of its Private Equity division, where he led the successful fundraising of XP’s R$1.4 billion first vintage fund with a mid-market investment focus with approximately $30 million to $50 million equity check and the fundraising of XP’s R$1.67 billion second private equity fund, also with a mid-market investment focus. In less than one year of operations, XP’s private equity fund has received more than 400 investment opportunities, of which almost 200 originated from XP’s proprietary channels, with approximately 70% of capital already invested in five companies: (1) Brasil Olhos Participações S.A. (“Brasil Olhos”) (healthcare), (2) Botoclinic Franchising Gestão Empresarial S.A. (“Botoclinic”) (facial aesthetics), (3) Beyoung Cosméticos Ltda. (“Beyoung”) (beauty tech), (4) Pottencial Seguradora S.A. (“Pottencial Seguradora”) (insurance), (5) BRS Suprimentos Corporativos S.A. (“BRS Supply”) (business services), (6) Will S.A. Meios de Pagamento (“Will Bank”) (digital bank), (7) A.Life Entertainment Groups S.A. (“Grupo Alife-Nino”) (restaurants and entertainment) and (8) AZ Quest Investimentos Ltda. (“AZ Quest”) (asset management services). Before that, from 2007 until 2017, Mr Kong founded and was the co-head of Actis Brazil (investment firm), the Brazilian branch of Actis LLP, managing a $2.9 billion fund as of November 2010. Under his tenure, Actis Assessoria de Investimento Ltda. (“Actis Brazil”) invested in, among other investments, XP Inc., Stone Co., Cruzeiro do Sul Educacional S.A. (B3: CSED3) (education), ITSSEG Corretora de Seguros S.A. (“It’sSeg Company”) (insurance services), GTEX Brasil Indústria e Comércio S.A. (“GTEX Brasil”) (cleaning supplies), Companhia Sulamericana de Distribuição (supermarket chain), Editora CNA Cultural Norte Americano S.A. (language school) and Genesis Certificações Serviços Administrativos Ltda. (business services). Prior to joining Actis Brazil, from 1997 to 2007, Mr Kong was a partner of TMG (investment firm), which, under his supervision, invested in, among other investments, OdontoPrev S.A., Softway Contact Center Serviços de Teleatendimento a Clientes S.A. (“Softway”) (call-center) and Conductor Tecnologia S.A. (financial services). Mr. Kong served on the board of directors of XP Inc., Cruzeiro do Sul Educacional S.A., It’sSeg Company, GTEX Brasil, CDA, Softway and Conductor Tecnologia S.A. and currently serves on the board of directors of Brasil Olhos, Botoclinic, Beyoung, BRS Supply, Will Bank and Grupo Alife-Nino. Mr. Kong holds a B.A. in Business from Fundação Getulio Vargas (FGV-SP) and an LL.B. in Law from Universidade de São Paulo (USP).
Guilherme Teixeira, Chief Investment Officer
Mr. Teixeira is based in Brazil and has over 15 years of equity investment and M&A experience across a wide range of industries. Mr. Teixeira is a partner of XP Inc. and a managing director of the Private Equity division. Previously he was a partner of Vinci Capital Partners (NASDAQ: VINP), a leading alternative asset manager in Brazil. During his tenure at Vinci, he was part of the team that managed Vinci Capital Partners II, a $1.4 billion private equity fund and Vinci Capital Partners III, a $1.0 billion private equity fund. Both funds focused on investments in Brazilian companies. Vinci Capital Partners II invested in eight portfolio companies in the insurance, car rental, retail, real estate, restaurants, industrial, education and O&G sectors, and Vinci Capital Partners III, invested in three portfolio companies in the TMT, healthcare and food service segments. Mr. Teixeira served on the board of directors of Austral Resseguradora S.A. (reinsurance), Cecrisa Revestimentos Cerâmicos S.A. (industrial), Vitru Ltd. (NASDAQ: VTRU) (education) and CURA - Centro de Ultrassonografia e Radiologia S.A. (Grupo Cura) (healthcare) and currently serves on the board of directors of Brasil Olhos, Botoclinic, Pottencial Seguradora and AZ Quest. Mr. Teixeira holds a B.Sc in Engineering from Pontifícia Universidade Católica (PUC-RJ) and is a certified Chartered Financial Analyst (CFA).
Fabio Kann, Chief Financial Officer
Mr. Kann is based in Brazil and has over 12 years of private equity experience in several industries. Mr. Kann is a partner of XP Inc. and a director of the Private Equity division. Prior to joining XP in 2020, he was a vice-president at The Carlyle Group (NASDAQ: CG), one of the largest alternative investment firms in the world, in its South America team. Throughout his career, Mr. Kann oversaw 12 investments in industries such as e-commerce, business services, healthcare, food services, education, retail, TMT, industrials, consumer goods and financial services, totaling more than $1 billion of capital invested. Mr. Kann served on the board of directors of Ri Happy Brinquedos S.A. (retail), Orguel Indústria e Locação de Equipamentos S.A. (industrial) and Vitru Ltd. (NASDAQ: VTRU) and currently serves on the board of directors of Beyoung, Botoclinic, Brasil Olhos, BRS Supply, Will Bank and Grupo Alife-Nino. Mr. Kann holds an MBA from Stanford Graduate School of Business, a B.A. in Business from Fundação Getulio Vargas (FGV-SP) and an LL.B. in Law from Universidade de São Paulo (USP).
Marcos de Andrade Peixoto Filho, Director
Mr. Peixoto has over 20 years of experience in public equity. He has been head of equity funds at XP Asset Management since 2013, is a partner at XP Inc., and was a member of the executive board of XP Inc. from 2016 to 2021. Previously, Mr. Peixoto was an equity portfolio manager at Itaú Asset (2007 – 2012) and Banco BBM (2001 – 2007). He received a bachelor’s degree in industrial engineering from Universidade Federal do Rio de Janeiro (UFRJ) and an MBA from Fundação Getulio Vargas (FGV).
Denis Barros Pedreira, Independent Director
Mr. Pedreira has over 20 years of experience in growth equity investments and corporate development in Brazil. He has been the Head of Latin America investments at Prosus since 2016. He currently serves on the board of directors of Movile Mobile Commerce Holdings SL and Platzi Inc., and is an observer on the board of directors of iFood Holdings B.V. and Facily Ltd. Previously, Mr. Pedreira was a principal at Apax Partners (2013 – 2016) and Actis Brazil (2008 – 2013) where he led financial and business services growth equity investments. He served on the board of XP Investimentos from 2010 to 2013. Mr. Pedreira was a consultant at the Boston Consulting Group from 1999 to 2008 in the corporate development and M&A practice. He received a bachelor’s degree in industrial engineering from Universidade de São Paulo (USP) and an MBA from Harvard Business School.
Ana Cabral-Gardner, Independent Director
Mrs. Cabral-Gardner is a Managing Partner and co-founder of A10 Investimentos, a Brazilian private equity boutique focused on sustainable investments and M&A advisory in consumer-healthcare, and co-chairman and CSO of Sigma Lithium (CVE: SIGMA), one of the largest hard rock lithium companies in the western hemisphere. Mrs. Cabral-Gardner has over 25 years of experience as a senior banker at global investment banks in New York, London and São Paulo and over 15 years of experience as a venture capital investor. Prior to founding A10, she was head of Latin American Capital Markets at Goldman Sachs in New York. Mrs. Cabral-Gardner was also Head of Latin American investment banking consumer & healthcare at Barclays in São Paulo. She has also held senior positions in investment banking at Merrill Lynch in London and New York for over eight years. Along her career, Mrs. Cabral-Gardner has been involved in a number of capital markets and M&A transactions. Mrs. Cabral-Gardner was one of the original members of Mulheres do Brasil (“MB”) with Luiza Trajano. MB is Brazil’s largest female leaders’ organization with over 48,000 active members, focused on women oriented policy-making and advocacy, with branches in ten countries. She has an MBA degree from Columbia Business School and a Masters in Finance degree from London Business School, and currently serves on the Global Board of Advisors of Columbia University Global Centers.
Camilo de Oliveira Tedde, Independent Director
Mr. Tedde has over 25 years of experience in managing companies in the fast-moving consumer goods (FMCG) and healthcare sectors. He served at GlaxoSmithKline Brasil Ltda., as the CEO/President of the GSK Consumer Healthcare operations in Brazil, from September 2020 to September 2021, and in Colombia, from January 2020 to December 2020. Before joining GSK, Mr. Tedde held senior positions at Pfizer, Merck, Newell Brands, Wyeth, Reckitt Benckiser and Pepsico, leading these companies in Brazil, Colombia, Peru, Chile, Portugal and Canada. Mr. Tedde received a bachelor’s degree in business administration from Universidade de Sorocaba.
As part of the transactions contemplated by the Purchase and Sponsor Handover Agreement, Mr. Kong, Mr. Teixeira, Mr. Kann, Mr. Peixoto, Mr. Pedreira, Ms. Cabral-Garder and Mr. Tedde will resign from all respective positions with the Company. In addition, as part of the transactions contemplated by the Purchase and Sponsor Handover Agreement, without a vote of the shareholders, the individuals below will be appointed to the positions indicated next to their name. This change in the Board of Directors is expected to occur on the Director and Officer Handover Date.
Except with respect to the Purchase and Sponsor Handover Agreement, there is no agreement or understanding between the Company and each current officer or director pursuant to which he was selected as an officer or director. No family relationships exist between any of our current directors or officers.
The Company is not aware of any material proceedings in which any director, executive officer or affiliate of the Company, any owner of record or beneficially of more than 5% of any class of our Ordinary Shares, or any associate of any such director, officer, affiliate or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.
Board Meetings; Annual Meeting Attendance
The Company was incorporated on March 11, 2021, and selected December 31 as its fiscal year end. The Company did not hold an annual meeting of its shareholders during its fiscal year ended December 31, 2022. During the fiscal year ended December 31, 2022, the Board of Directors held two board meetings and also passed resolutions pursuant to the unanimous written consent of all the directors of the Company. Holders of our securities can send communications to the Board of Directors via mail or telephone to the Chairman of the Board of Directors at the address and telephone number appearing on the first page of this Information Statement. The Company has not yet established a policy with respect to our directors’ attendance at annual meetings. A shareholder who wishes to communicate with the Board of Directors may do so by directing a written request addressed to the Chairman of our Board of Directors at the address appearing on the first page of this Information Statement.
Appointments to the Board of Directors as part of the Transactions Contemplated by the Purchase and Sponsor Handover Agreement
On the Director and Officer Handover Date, the Board of Directors will comprise Paul Davis, Llewelyn Farquarhson, Adeel Rouf, Demetris Demitriou and Vik Mittal.
The following table sets forth information regarding the Company’s officers and directors with effect from the Director and Officer Handover Date.

Name	Age	Title
Paul Davis	42	Chairman and Chief Executive Officer
Llewelyn Farquarhson	70	Chief Financial Officer and Director
Adeel Rouf	32	Director
Demetris Demitriou	54	Director
Vik Mittal	43	Director
Paul Davis, Chairman and Chief Executive Officer
Paul Davis will serve as our Chief Executive Officer and Chairman. Mr. Davis has served as the Chairman and Chief Executive Officer of Zalatoris Acquisition Corp. (NYSE: TCOA) since June 2022. Mr. Davis has served as the Chief Operations Officer of J. Streicher Global Partners LLC, a subsidiary of J. Streicher Holdings, LLC, a global financial services company, since January 2019. Prior to joining the J. Streicher Global Partners LLC, Mr. Davis served as Managing Director of Black Swan Data Ltd, a London-based technology and data science company that produces predictive and analytical software. From December 2013 to March 2018, Mr. Davis served as Chief Executive Officer of Black Swan Edge Ltd, a company specializing in raising capital via structured products for small and medium-sized enterprises, institutions, and corporations across Europe, America, and Asia. Under his leadership, Black Swan Edge Ltd experienced significant growth and success, culminating in the sale of the company in March 2018. From July 2007 to December 2013, Mr. Davis served as the Business Development Manager of DVV Media Group GmbH (“DVV”) following its acquisition of part of the Reed Business Information Ltd (“RBI”) portfolio. Prior to joining DVV, Mr. Davis was a sales manager at RBI from 2004 to 2007, which is now the merged company LexisNexis Risk Solutions, Inc., a subsidiary of RELX PLC (NYSE: RELX) (f/k/a Reed Elsevier Group PLC).
Llewelyn Farquarhson, Chief Financial Officer and Director
Llewelyn Farquarhson will serve as our Chief Financial Officer and Director. Mr. Farquharson has over 30 years of knowledge gained in international business, commencing his professional career with Price Waterhouse. After 11 years with PwC in audit and advisory services, he was invited by a client to join telecoms start-up company Jinny Software as hire number five. Mr. Farquharson was also a board member of YOY. He now works with entrepreneurs, lending his expertise to enterprise owners helping them deliver their personal and corporate goals in the global market space.
Adeel Rouf, Director
Adeel Rouf will serve as a Director. Mr. Rouf Ennis has served as a Director of Zalatoris Acquisition Corp. (NYSE: TCOA) since June 2022. Mr. Rouf will bring to the Company experience in the fields of investment banking, capital markets, and M&A, including his involvement in 6 (six) transactions with special purpose acquisition companies. Since 2023, Mr. Rouf has served as Chief Operating Officer of Northern Revival Acquisition Corp., a Cayman Islands exempted special purpose acquisition company (Nasdaq: NRAC, NRACU). Previously, from April 2021 to December 2022, Mr. Rouf served as Founder, Chief Financial Officer, and Advisor to the special purpose acquisition company that merged with Rubicon Technologies, Inc., a Delaware corporation (Nasdaq: RBT, RBT-WT) (NYSE: RBT). From June 2020 to January 2023 Mr. Rouf served as Senior Vice President of Altitude Acquisition Corp., a Delaware corporation (Nasdaq: ALTU, ALTUW), and has been involved with Investcorp India Acquisition Corp., a Cayman Islands exempted special purpose acquisition company (Nasdaq: IVCA). From April 2019 to June 2020, Mr. Rouf worked as an investment professional at FinTech Acquisition Corp. III, a Delaware corporation that merged with Paya, Inc. (Nasdaq: PAYA), a leading integrated payments and commerce solution provider. From April 2019 to June 2020, Mr. Rouf also worked as an investment professional at Insurance Acquisition Corp. I, which merged with Shift Technologies, Inc., a Delaware corporation (Nasdaq: SFT). Mr. Rouf was with J.P. Morgan Chase & Co.’s investment banking leveraged finance team executing debt finance transactions from June 2017 to May 2019. From March 2015 to June 2017, Mr. Rouf was an associate on Sumitomo Mitsui Banking Corporation’s finance team executing structured debt finance transactions. Mr. Rouf graduated from Baruch College with a BBA in accounting and received a Master of Science degree in sustainability management/energy finance from Columbia University

Demetris Demitriou, Director
Demetris Demitriou will serve as a Director. Mr. Demetris is a Fellow Certified Chartered Accountant with over 40 years of experience in audit, tax, and consulting. Mr. Demetris was one of the Founding Partners of DFK Demetriou Trapezaris and Managing Director of Demetriou & Associates Business Advisers. He was elected as the President of DFK International, the 6th largest Accounting Association globally, in 2014 and now holds the position of Lifetime President. Mr. Demetris actively contributes to the Institute of Certified Public Accountants (ICPAC) of Cyprus and holds significant roles within the organization. With experience as an approved licensed insolvency practitioner and a background in leading accounting firms, he provides guidance to clients. Currently Mr. Demetris serves on the Board of Directors of Atlas Pantou Group.
Vik Mittal, Director
Vik Mittal will serve as a Director. Mr. Mittal is the Managing Member and Chief Investment Officer of Meteora Capital, LLC (“Meteora Capital”). Over Mr. Mittal’s 18 years on the buy side as a principal investor, he has deployed capital across event-driven investment strategies. Prior to Meteora Capital, Mr. Mittal was an investment professional and member of Glazer Capital, LLC (“GCM”), having joined GCM in 2005. Before transitioning to the buy side, Mr. Mittal was part of the founding team that launched Raymond James’ TMT investment banking practice in Palo Alto, California, in 2002 focusing on mid-market M&A and private placements. Mr. Mittal earned a B.S. in Finance from University of Florida, summa cum laude, and earned an MBA from NYU Stern School of Business. Mr. Mittal is also a CFA holder.
Except with respect to the Purchase and Sponsor Handover Agreement, there is no agreement or understanding between the Company and each Designee pursuant to which he was selected as an officer or director. No family relationships exist between any of the Designees. In addition, based on representations from the New Sponsor, there are no material proceedings to which any Designee or any associate of any such director or officer is a party adverse to our Company or has a material interest adverse to our Company.
Number, Terms of Office and Appointment of Directors and Officers
The Board of Directors consists of five members. Prior to our initial business combination, holders of our Class B Ordinary Shares will have the right to appoint all of our directors and remove members of the Board of Directors for any reason, and holders of our public shares will not have the right to vote on the appointment of directors during such time. Each of our directors will hold office for a two-year term. Subject to any other special rights applicable to the shareholders, any vacancies on the Board of Directors may be filled by the affirmative vote of a majority of the directors present and voting at the meeting of the Board of Directors by a majority of the holders of our Ordinary Shares (or, prior to our initial business combination, holders of Class B Ordinary Shares).
Our officers are appointed by the Board of Directors and serve at the discretion of the Board of Directors, rather than for specific terms of office. The Board of Directors is authorized to appoint persons to the offices set forth in our amended and restated memorandum and articles of association as it deems appropriate. Our amended and restated memorandum and articles of association provides that our officers may consist of a Chairman, a Chief Executive Officer, a Chief Investment Officer, a Chief Financial Officer, Vice Presidents, a Secretary, Assistant Secretaries, a Treasurer and such other offices as may be determined by the Board of Directors.
Board Leadership Structure and Role in Risk Oversight
Chu Chiu Kong currently serves as our Chief Executive Officer and Chairman of the Board of Directors. At present, we have determined that this leadership structure is appropriate for the Company due to our size and limited operations as a special purpose acquisition company. The Board recognizes that the leadership structure and combination or separation of the Chief Executive Officer and Chairman roles is driven by the needs of the Company at any point in time. We have no policy requiring combination or separation of these leadership roles and our amended and restated memorandum and articles of association does not mandate a particular structure. This allows the Board of directors the flexibility to establish the most appropriate structure for the Company at any given time.

Our management is responsible for assessing and managing risks in our business, subject to oversight by the Board of Directors. The Board of Directors and, in particular, the Audit Committee, is responsible for overseeing the Company’s processes for assessing and managing risk. Each of the Chief Executive Officer and Chief Financial Officer, with input as appropriate from other appropriate management members, report and provide relevant information directly to either the Board of Directors and/or the Audit Committee on various types of identified material financial, reputational, legal, operational and business risks to which the Company is or may be subject, as well as mitigation strategies relevant risks. The Board of Directors focuses on our general risk oversight strategy and understanding the ways in which management proactively manages risks, and ensures that appropriate risk mitigation strategies are implemented by management. Various committees of the Board assist the Board in this oversight responsibility in their respective areas of responsibility as described in this Information Statement.
Director Independence
The Nasdaq listing standards require that a majority of the Board of Directors be independent. An “independent director” is defined generally as a person other than an executive officer or employee of the company or its subsidiaries or any other individual having a relationship which, in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. The Designees have determined that, upon their appointments, Adeel Rouf, Demetris Demitriou, and Vik Mittal will be “independent” directors as defined in the applicable Nasdaq listing standards and applicable SEC rules. Our independent directors conduct regularly scheduled meetings at which only independent directors are present.
Committees of the Board of Directors
We have standing audit, compensation, and nominating and corporate governance committees of the Board of Directors.
Both our audit committee and our compensation committee currently are and, with effect from the Director and Officer Handover Date, will be, composed solely of independent directors. Subject to phase-in rules, the rules of Nasdaq and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors, and the rules of Nasdaq require that the compensation committee and the nominating and corporate governance committee of a listed company be comprised solely of independent directors. Each committee operates under a charter that was approved by the Board of Directors and has the composition and responsibilities described below. The charter of each committee is available on our website at www.xpac.com.br.
Audit Committee
We have established an audit committee of the Board of Directors.
Upon their appointments, the following members will serve as members of our audit committee:
•
Demetris Demitriou in his capacity as Chairman;

•
Adeel Rouf in his capacity as a member; and

•
Vik Mittal in his capacity as a member.

Each member of the audit committee is financially literate and the Designees have determined that Demetris Demitriou qualifies as an “audit committee financial expert” as defined in applicable SEC rules and has accounting or related financial management expertise.
We have adopted an audit committee charter, which details the purpose and principal functions of the audit committee, including:
•
assisting board oversight of (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) our independent registered public accounting firm’s qualifications and independence, and (4) the performance of our internal audit function and independent registered public accounting firm;

•
the appointment, compensation, retention, replacement, and oversight of the work of the independent registered public accounting firm and any other independent registered public accounting firm engaged by us;

•
pre-approving all audit and non-audit services to be provided by the independent registered public accounting firm or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

•
reviewing and discussing with the independent registered public accounting firm all relationships the independent registered public accounting firm has with us in order to evaluate its continued independence;

•
setting clear hiring policies for employees or former employees of the independent registered public accounting firm;

•
monitoring compliance by the independent auditors with the audit partner rotation requirements in compliance with applicable laws and regulations;

•
obtaining and reviewing a report, at least annually, from the independent registered public accounting firm describing (1) the independent registered public accounting firm’s internal quality-control procedures and (2) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

•
meeting to review and discuss our annual audited financial statements and quarterly financial statements with the Company’s management team and the independent registered public accounting firm;

•
reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

•
reviewing with the Company’s management team, the independent registered public accounting firm, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee
We have established a compensation committee of the Board of Directors.
Upon their appointments, the following members will serve as members of our compensation committee:
•
Vik Mittal in his capacity as Chairman;

•
Adeel Rouf in his capacity as a member; and

•
Demetris Demitriou in his capacity as a member.

We have adopted a compensation committee charter, which details the principal purpose and responsibility of the compensation committee, including:
•
reviewing and approving on an annual basis the corporate goals and objectives relevant to our chief executive officer’s compensation, evaluating our chief executive officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our chief executive officer based on such evaluation;

•
reviewing and making recommendations to the Board of Directors with respect to the compensation, and any incentive compensation and equity-based plans that are subject to board approval of all of our other officers;

•
reviewing our executive compensation policies and plans;

•
implementing and administering our incentive compensation equity-based remuneration plans;

•
assisting the Company’s management team in complying with our proxy statement and annual report disclosure requirements;

•
approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;

•
producing a report on executive compensation to be included in our annual proxy statement; and

•
reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, independent legal counsel or other adviser and is directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.
Nominating and Corporate Governance Committee
We have established a nominating and corporate governance committee of the Board of Directors.
Upon their appointments, the following members will serve as members of our nominating and corporate governance committee:
•
Adeel Rouf in his capacity as Chairman;

•
Demetris Demitriou in his capacity as a member; and

•
Vik Mittal in his capacity as a member.

We have adopted a nominating and corporate governance committee charter, which details the purpose and responsibilities of the nominating and corporate governance committee, including:
•
identifying, screening and reviewing individuals qualified to serve as directors, consistent with criteria approved by the Board of Directors, and recommending to the Board of Directors candidates for nomination for appointment at the annual general meeting or to fill vacancies on the Board of Directors;

•
developing and recommending to the Board of Directors and overseeing implementation of our corporate governance guidelines;

•
coordinating and overseeing the annual self-evaluation of the Board of Directors, its committees, individual directors and management team in the governance of the company; and

•
reviewing on a regular basis our overall corporate governance and recommending improvements as and when necessary.

The charter also provides that the nominating and corporate governance committee may, in its sole discretion, retain or obtain the advice of, and terminate, any search firm to be used to identify director candidates, and is directly responsible for approving the search firm’s fees and other retention terms.
We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the Board of Directors considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our shareholders. Prior to our initial business combination, holders of our public shares will not have the right to recommend director candidates for nomination to the Board of Directors.
Code of Ethics
We have adopted a code of ethics and business conduct (our “Code of Ethics”) applicable to our directors, officers and employees. Our Code of Ethics was filed as an exhibit to the Registration Statement on Form S-1 filed with the SEC in connection with the IPO. In addition, a copy of our Code of Ethics will be provided without charge upon request from us. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K. See “Where You Can Find Additional Information.”
Insider Trading Policy
We have adopted an insider trading policy which will require insiders to (1) refrain from purchasing securities during certain blackout periods and when they are in possession of any material non-public information and (2) clear all trades with our chief financial officer prior to execution. This insider trading policy governs the purchase, sale and/or other dispositions of the Company’s securities by directors, officers and employees, or the Company itself, and such policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, and any listing standards applicable to the Company. We cannot currently determine whether our insiders will make such purchases pursuant to a Rule 10b5-1 plan, as it will be dependent upon several factors, including but not limited to, the timing and size of such purchases. Depending on such circumstances, our insiders may either make such purchases pursuant to a Rule 10b5-1 plan or determine that such a plan is not necessary.
Shareholder Communications
Following the change of control of the Board of Directors, our shareholders can send communications to the new Board of Directors by writing to J. Streicher Holdings, LLC.
INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS
During the past 10 years no current or incoming director, executive officer, promoter or control person of the Company has, to its knowledge (which, in relation to any such incoming person, is based on representations from the New Sponsor), been involved in any of the following:
(1)   a petition under the federal bankruptcy laws or any state insolvency law which was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;
(2)   such person was convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);
(3)   such person was the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:
i.
acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

ii.
engaging in any type of business practice; or

iii.
engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws;

(4)   such person was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any federal or state authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph (3)(i) of this section, or to be associated with persons engaged in any such activity;
(5)   such person was found by a court of competent jurisdiction in a civil action or by the SEC to have violated any federal or state securities law, and the judgment in such civil action or finding by the SEC has not been subsequently reversed, suspended, or vacated;
(6)   such person was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;
(7)   such person was the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:
i.
Any federal or state securities or commodities law or regulation; or

ii.
Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or

iii.
Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

(8)   such person was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a) (29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following table sets forth certain information regarding the beneficial ownership of the Company’s Ordinary Shares by (i) each shareholder known by the Company to be the beneficial owner of more than 5% of the Company’s Ordinary Shares, (ii) by the current directors and executive officers of the Company, and (iii) each of the Company’s officers and directors that is expected to hold such offices with effect from the Director and Officer Handover Date. The person or the company named in the table has sole voting and investment power with respect to the shares beneficially owned.

The following sets forth the beneficial ownership information as of the date of this Information Statement (i.e., prior to consummation of the transactions contemplated by the Purchase and Sponsor Handover Agreement):
	Class A Ordinary Shares		Class B Ordinary Shares(1)
Name and Address of Beneficial Owner(2)	Beneficially Owned	Approximate Percentage of Class Issued and Outstanding Ordinary Shares	Beneficially Owned	Approximate Percentage of Class Issued and Outstanding Ordinary Shares	Approximate Percentage of Ordinary Shares
XPAC Sponsor LLC (our Sponsor)(3)	—	—	5,400,283	98.4%	19.7
XP Inc.(4)	2,109,257	9.6%	—	—	7.7
TRUXT Investimentos Ltda.(5)	1,949,957	8.9%	—	—	7.1
Aristeia Capital, L.L.C.(6)	1,930,176	8.8%	—	—	7.0
Glazer Capital, LLC(7)	2,181,000	9.9%	—	—	7.9
Chu Chiu Kong	—	—	—	—	—
Guilherme Teixeira	—	—	—	—	—
Fabio Kann	—	—	—	—	—
Marcos Peixoto	—	—	—	—	—
Denis Pedreira	—	—	30,000	*	*
Ana Cabral-Gardner	—	—	30,000	*	*
Camilo Tedde	—	—	30,000	*	*
All directors and officers as a group (7 individuals)	—	—	90,000	1.6

*
Less than one percent.

(1)
Unless otherwise noted, the business address of each of the following entities or individuals is c/o XPAC Sponsor LLC, 55 West 46th Street, 30th floor, New York, NY 10036.

(2)
Class B Ordinary Shares will convert into Class A Ordinary Shares on a one-for-one basis, subject to adjustment, as described in the section entitled “Description of Securities” in our prospectus filed with the SEC pursuant to Rule 424(b)(4) (File No. No. 333-256097).

(3)
XPAC Sponsor LLC, our Sponsor, is the record holder of the Class B Ordinary Shares reported herein. The sole member of our Sponsor, XP Inc., by virtue of its control over our Sponsor, may be deemed to beneficially own shares held by our Sponsor.

(4)
Includes (i) 5,400,283 Class B Ordinary Shares held by XPAC Sponsor LLC that are convertible for Class A ordinary Shares; (ii) 1,222,500 Class A Ordinary Shares held by Trend XPAC Fundo de Ações Investimento no Exterior, which is a fund managed by an affiliate of XP Inc.; (iii) 847,709 Class A Ordinary Shares held by Brazil International Fund SPC — LB International Fund CS, which is a fund managed by an affiliate of XP Inc.; (iv) 37,247 Class A Ordinary Shares held by XP Long Term FIM IE, which is a fund managed by an affiliate of XP Inc.; and (v) 1,801 Class A Ordinary Shares held by XP Long Term Equity Institucional Master FIA, which is a fund managed by an affiliate of XP Inc.

(5)
This information is based solely on the Schedule 13G/A filed with the SEC on January 31, 2023 on behalf of TRUXT Investimentos Ltda. (“TRUXT”), TRUXT Brazil Long Bias and Bruno de Godoy Garcia (“Mr. Garcia”). TRUXT and Mr. Garcia have shared voting and dispositive power over 1,949,957 Class A Ordinary Shares. Mr. Garcia is the Chief Investment Officer and a controlling person of TRUXT. TRUXT is the investment manager, and Mr. Garcia is the portfolio manager, of TRUXT Brazil Long Bias, a Cayman Islands corporation. TRUXT, Mr. Garcia and TRUXT Brazil Long Bias may be deemed to share voting and dispositive power with respect to 1,720,832 Class A Ordinary Shares held by TRUXT Brazil Long Bias. The business address of each of TRUXT, TRUXT Brazil Long Bias and Mr. Garcia is Av. Ataulfo de Paiva, 153, 6th Floor, Leblon, Rio de Janeiro, RJ, 22440-032 Brazil.

(6)
This information is based solely on the Schedule 13G filed with the SEC on February 14, 2023 on behalf of Aristeia Capital, L.L.C. Aristeia Capital, L.L.C. is the investment manager of, and has voting and investment control with respect to 1,930,176 Class A Ordinary Shares held by, one or more private investment funds. The business address of Aristeia Capital, L.L.C. is One Greenwich Plaza, 3rd Floor, Greenwich, CT 06830.

(7)
This information is based solely on the Schedule 13G filed with the SEC on February 14, 2023 on behalf of Glazer Capital, LLC (“Glazer Capital”) and Paul J. Glazer (“Mr. Glazer”). Glazer Capital and Mr. Glazer have shared voting and dispositive power over 2,181,000 Class A Ordinary Shares. Glazer Capital is a Delaware limited liability company and reported Class A Ordinary Shares held by certain funds and managed accounts to which Glazer Capital serves as investment manager (collectively, the “Glazer Funds”). Mr. Glazer (“Mr. Glazer”) serves as the Managing Member of Glazer Capital. The business address of each Glazer Capital and Mr. Glazer is 250 West 55th Street, Suite 30A, New York, New York 10019.

The following sets forth the beneficial ownership information after consummation of the transactions contemplated by the Purchase and Sponsor Handover Agreement:
	Class A Ordinary Shares		Class B Ordinary Shares(1)
Name and Address of Beneficial Owner(2)	Number of Shares Beneficially Owned	Approximate Percentage of Class	Number of Shares Beneficially Owned	Approximate Percentage of Class	Percentage of Outstanding Ordinary Shares
J. Streicher Holdings, LLC (the New Sponsor)(3)	—	—	4,400,283	80.14%	15.98%
Paul Davis	—	—	—	—	—
Llewelyn Farquarhson	—	—	—	—	—
Adeel Rouf	—	—	—	—	—
Demetris Demitriou	—	—	—	—	—
Vik Mittal	—	—	—	—	—
All directors, executive officers and advisors as a group (6 individuals)	—	—	2,550,464	59.14%	11.83%
TRUXT Investimentos Ltda.(4)	1,949,957	8.9%	—	—	*
Aristeia Capital, L.L.C.(5)	1,930,176	8.8%	—	—	*
Glazer Capital, LLC(6)	2,181,000	9.9%	—	—	*

*
Less than one percent.

(1)
Unless otherwise noted, the business address of each of the following entities or individuals is in care of the Company at 99 Wall Street, 31 Hudson Yards, 11th Floor, New York, New York 10005.

(2)
Interests in Class B Ordinary Shares will automatically convert into Class A Ordinary Shares at the time of our initial business combination on a one-for-one basis, subject to adjustment, as described in our registration statement.

(3)
The New Sponsor will be the record holder of such Class B Ordinary Shares. Mr. Davis is a member of the New Sponsor and will have shared voting and investment discretion with respect to the Class B Ordinary Shares held of record by the New Sponsor. In addition, Mr. Davis may be entitled to distributions of Private Placement Warrants from the New Sponsor following the consummation of our initial business combination. Mr. Davis disclaims any beneficial ownership of the securities held by our sponsor, other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(4)
This information is based solely on the Schedule 13G/A filed with the SEC on January 31, 2023 on behalf of TRUXT Investimentos Ltda. (“TRUXT”), TRUXT Brazil Long Bias and Bruno de Godoy Garcia (“Mr. Garcia”). TRUXT and Mr. Garcia have shared voting and dispositive power over 1,949,957 Class A Ordinary Shares. Mr. Garcia is the Chief Investment Officer and a controlling person of TRUXT. TRUXT is the investment manager, and Mr. Garcia is the portfolio manager, of TRUXT

Brazil Long Bias, a Cayman Islands corporation. TRUXT, Mr. Garcia and TRUXT Brazil Long Bias may be deemed to share voting and dispositive power with respect to 1,720,832 Class A Ordinary Shares held by TRUXT Brazil Long Bias. The business address of each of TRUXT, TRUXT Brazil Long Bias and Mr. Garcia is Av. Ataulfo de Paiva, 153, 6th Floor, Leblon, Rio de Janeiro, RJ, 22440-032 Brazil.
(5)
This information is based solely on the Schedule 13G filed with the SEC on February 14, 2023 on behalf of Aristeia Capital, L.L.C. Aristeia Capital, L.L.C. is the investment manager of, and has voting and investment control with respect to 1,930,176 Class A Ordinary Shares held by, one or more private investment funds. The business address of Aristeia Capital, L.L.C. is One Greenwich Plaza, 3rd Floor, Greenwich, CT 06830.

(6)
This information is based solely on the Schedule 13G filed with the SEC on February 14, 2023 on behalf of Glazer Capital, LLC (“Glazer Capital”) and Paul J. Glazer (“Mr. Glazer”). Glazer Capital and Mr. Glazer have shared voting and dispositive power over 2,181,000 Class A Ordinary Shares. Glazer Capital is a Delaware limited liability company and reported Class A Ordinary Shares held by certain funds and managed accounts to which Glazer Capital serves as investment manager (collectively, the “Glazer Funds”). Mr. Glazer (“Mr. Glazer”) serves as the Managing Member of Glazer Capital. The business address of each Glazer Capital and Mr. Glazer is 250 West 55th Street, Suite 30A, New York, New York 10019.

Change in Control
Except for the transactions contemplated by the Purchase and Sponsor Handover Agreement, we do not currently have any arrangements which, if consummated, may result in a change of control of the Company.
Compliance with Section 16(a) of the Exchange Act
Section 16(a) of the Exchange Act requires our officers, directors and persons who own more than 10% of Class A Ordinary Shares to file reports of ownership and changes in ownership with the SEC. Officers, directors and persons who beneficially own more than 10% of our Class A Ordinary Shares are required by regulation to furnish us with copies of all Section 16(a) forms they file. To the best of our knowledge (based upon a review of such forms), we believe that during the year ended December 31, 2022 there were no delinquent filers.
COMPENSATION OF DIRECTORS AND OFFICERS
None of our officers or directors have received any cash compensation for services rendered to us.
Pursuant to an administrative services agreement entered into with the Sponsor on July 29, 2021, commencing on the date that our securities were first listed on Nasdaq (i.e., July 30, 2021) through the earlier of consummation of our initial business combination and our liquidation, the Sponsor may charge the Company a total of $10,000 per month fee for office space, administrative and support services. As of December 31, 2022, the Sponsor has not charged us, and does not intend to charge us in the future, any amount in relation to the provision of these services. As a result, we have not incurred or accrued for any expense related to this agreement. In addition, our Sponsor, officers and directors, or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made by us to our Sponsor, officers or directors, or our or any of their respective affiliates. In May 2021, our Sponsor transferred 30,000 Class B Ordinary Shares to each of Ana Cabral-Gardner, Denis Barros Pedreira and Camilo de Oliveira Tedde, our independent directors, at their original per-share purchase price.
After the completion of our business combination, directors or members of our management team who remain with us may be paid consulting, management or other fees from the combined company. All of these fees will be fully disclosed to our shareholders, to the extent then known, in the tender offer materials or proxy solicitation materials furnished to our shareholders in connection with a proposed business combination. It is unlikely the amount of such compensation will be known at the time, because the directors of the post-combination business will be responsible for determining executive officer and director compensation. Any compensation to be paid to our executive officers will be determined by a compensation committee constituted solely by independent directors.
We are not party to any agreements with our officers and directors that provide for benefits upon termination of employment. The existence or terms of any such employment or consulting arrangements may influence our management’s motivation in identifying or selecting a target business, and we do not believe that the ability of our management to remain with us after the consummation of our initial business combination should be a determining factor in our decision to proceed with any potential business combination.
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
Except for the ownership of the Company’s securities, neither the Designees nor holders of more than 10% of any class of our Ordinary Shares, nor any member of the immediate family of such person, have, to the knowledge of the Company (which, in relation to any Designee, is based on representations from the New Sponsor), had a material interest, direct or indirect, during the fiscal year ended December 31, 2022, or the fiscal year ended December 31, 2021, in any transaction or proposed transaction which may materially affect the Company.
Related Party Transactions
In March 2021, our Sponsor paid an aggregate of $25,000 to cover certain of our expenses on behalf of us in exchange for the issuance of 5,750,000 Class B Ordinary Shares, par value $0.0001 per share, for an aggregate purchase price of $25,000, or approximately $0.004 per share.
Up to 750,000 Class B Ordinary Shares were subject to forfeiture by our Sponsor depending on the extent to which the underwriter’s over-allotment option was exercised, so that the number of Class B Ordinary Shares collectively represent 20% of the Company’s issued and outstanding Ordinary Shares after the IPO. Since the underwriter did not exercise the over-allotment option in full, the Sponsor surrendered 259,717 Class B Ordinary Shares, which were forfeited by the Company. As a result of such forfeiture, there were as of December 31, 2022, 5,490,283 Class B Ordinary Shares issued and outstanding.
The Sponsor and the current Company’s directors and executive officers have agreed, subject to certain limited exceptions, not to transfer, assign or sell any of Class B Ordinary Shares until the earlier of (A) one year after the completion of a business combination and (B) subsequent to a business combination, (x) if the last reported sale price of Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for stock splits, stock reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 120 days after a business combination, or (y) the date on which the Company completes a liquidation, merger, amalgamation, stock exchange, reorganization or other similar transaction that results in all of the Company’s shareholders having the right to exchange their Class A Ordinary Shares for cash, securities or other property.
On May 12, 2021, the Sponsor transferred 90,000 Class B Ordinary Shares in the aggregate to the Company’s current independent directors (30,000 Class B Ordinary Shares to each of Ana Cabral-Gardner, Denis Barros Pedreira and Camilo de Oliveira Tedde) (the “Director Shares”) at a price of $0.004 per share for gross proceeds of approximately $390.
In connection with the IPO, the Sponsor purchased an aggregate of 4,261,485 Private Placement Warrants at a price of $1.00 per warrant. Each Private Placement Warrant may be exercised for one Class A Ordinary Share at a price of $11.50 per share, subject to adjustment. Subject to certain exceptions, the Private Placement Warrants (including Class A Ordinary Shares issuable upon exercise of the Private Placement Warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by it until 30 days after the consummation of our initial business combination.
We engaged XP Investimentos, an indirect wholly owned subsidiary of XP and an affiliate of the Sponsor, as our financial adviser to provide financial consulting services, consisting of a review of deal structure and terms and related advice in connection with the IPO, for which it received an advisory fee of $1,725,443. Additionally, XP Investimentos will be entitled to a $2,305,919 deferred advisory fee that the Company agreed to pay in connection with the IPO upon the consummation of a business combination.

Our directors and officers presently have, and any of them in the future may have, additional, fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity. Accordingly, if any of our directors or officers becomes aware of a business combination opportunity that is suitable for an entity to which he or she has then-current fiduciary or contractual obligations, he or she may need to honor these fiduciary or contractual obligations to present such business combination opportunity to such entity, subject to his or her fiduciary duties under Cayman Islands law.
We entered into an Administrative Services Agreement pursuant to which the Sponsor may charge the Company a total of $10,000 per month for office space, administrative and support services. Upon consummation of our initial business combination or our liquidation, we will cease paying any of these monthly fees. Accordingly, in the event the consummation of our initial business combination takes until August 3, 2023, our Sponsor could be paid a total of $240,000 ($10,000 per month) for office space, administrative and support services, and will be entitled to be reimbursed for any out-of-pocket expenses. As of December 31, 2022, the Sponsor has not charged, and does not intend to charge in the future, any amount in relation to the provision of these services. As a result, the Company has not incurred or accrued for any expense related to this Administrative Services Agreement.
In March 2021, the Sponsor issued a promissory note, pursuant to which the Company could borrow up to an aggregate principal amount of $300,000. Such promissory note is non-interest bearing. On December 27, 2021, such promissory note was amended to be payable upon consummation of an initial business combination. On February 7, 2022, the Company borrowed $215,588 under such promissory note issued by the Sponsor. As a result, as of the December 31, 2022, the Company had $300,000 outstanding under such promissory note.
In addition, in order to fund working capital deficiencies or finance transaction costs in connection with an intended initial business combination, our Sponsor or an affiliate of our Sponsor may, but is not obligated to, loan us funds as may be required, thought working capital loans (the “Working Capital Loans”). If we complete an initial business combination, the Company may repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. In the event that an initial business combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. As of December 31, 2022, the Company had no outstanding borrowings under the Working Capital Loans.
Related Party Policy
We have not adopted a formal policy for the review, approval or ratification of related party transactions. Accordingly, the transactions discussed above were not reviewed, approved or ratified in accordance with any such policy.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information are available on the SEC’s website at www.sec.gov.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.
XPAC ACQUISITION CORP.
July 10, 2023
By:
/s/ Chu Chiu Kong

Name:
Chu Chiu Kong

Title:
Chief Executive Officer and Chairman of the Board of Directors